Exhibit 4.9
DESCRIPTION OF THE REGISTRANT'S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

The following is a description of each class of securities of Selective Insurance Group, Inc. ("Selective," "we," "us," and "our") that is registered under Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as of December 31, 2020, the end of the period covered by the Annual Report on Form 10-K (the "Form 10-K") of which this Exhibit is a part.

We are authorized to issue a total of 365,000,000 shares of capital stock consisting of 360,000,000 shares of common stock, par value $2.00 per share, and 5,000,000 shares of preferred stock, without par value.

As of December 31, 2020, we had two classes of securities registered pursuant to Section 12 of the Exchange Act:

•our common stock, and

•depositary shares (the "depositary shares"), each representing a 1/1,000th interest in a share of our 4.60% Non-Cumulative Preferred Stock, Series B, liquidation preference $25,000 per share (the "Series B preferred stock").

DESCRIPTION OF COMMON STOCK

The following is a description of the material terms of our common stock. The following summary does not purport to be complete and is qualified in its entirety by reference to our Amended and Restated Certificate of Incorporation, as amended (our "Certificate of Incorporation"), and our By-Laws (our "By-Laws"), each of which is an exhibit to the Form 10-K. The terms of our common stock also may be affected by the New Jersey Business Corporation Act.

All shares of our common stock have equal rights. Each outstanding share of our common stock is entitled to one vote per share on all matters submitted to a vote of our stockholders, except as set forth in our Certificate of Incorporation. Holders of our common stock do not have cumulative voting rights.

Subject to the preferences that may be applicable to any outstanding shares of our preferred stock, holders of our common stock are entitled to receive ratably on a per share basis such dividends and other distributions in cash, stock, or property as may be declared by our Board of Directors (our "Board") from time to time out of the legally available assets or funds. Subject to the preferences that may be applicable to any outstanding shares of our preferred stock, upon our liquidation, dissolution, or winding-up, holders of our common stock are entitled to receive ratably all of our assets available for distribution to our stockholders after payment of all prior claims, including any amounts due to creditors.

Holders of our common stock have no preemptive rights and no right to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to our common stock.

Holders of our common stock will have no liability for further calls or assessments and will not be personally liable for the payment of our debts except as they may be liable by reason of their own conduct or acts.

Our Board may authorize the issuance of preferred stock with voting, conversion, dividend, liquidation, and other rights that may adversely affect the rights of the holders of our common stock.

Our common stock is listed on the Nasdaq Global Select Market ("Nasdaq") under the trading symbol "SIGI."

Certain provisions of our Certificate of Incorporation and By-Laws may have the effect of delaying, deterring, or preventing hostile takeovers or changes in control or management of Selective. Such provisions could deprive our stockholders of opportunities to realize a premium on their stock. At the same time, these provisions may have the effect of inducing any persons seeking to acquire or control us to negotiate terms acceptable to our Board.

Vacancies on our Board

Our By-Laws provide that any vacancies in our Board for any reason will be filled only by a majority of our directors remaining in office, and directors so elected will hold office until the next election of directors. The inability of our stockholders to fill vacancies on our Board may make it more difficult to change the composition of our Board.

Removal of Directors

Our Certificate of Incorporation and By-Laws provide that a director may be removed from office by our stockholders only for cause and by the affirmative vote of the majority of the votes cast by stockholders entitled to vote for the election of directors. The vote of 66 2/3% of our outstanding voting stock is required to amend or repeal this provision.

Cumulative Voting

Our Certificate of Incorporation and By-Laws do not provide for cumulative voting. Accordingly, the holders of a majority of the shares of our common stock entitled to vote in any election of directors may elect all of the directors standing for election.

Super Majority Vote for Business Combinations

Under our Certificate of Incorporation, a merger, consolidation, sale of all or substantially all of our assets or other business combination involving an interested stockholder holding 10% or more of the voting power of our capital stock requires the affirmative vote of 66 2/3% of our outstanding voting stock unless the transaction has been approved by a majority of those members of our Board who are not affiliated with the interested stockholder or unless the interested stockholder offers a fair price and reasonably uniform terms to all other stockholders. The vote of 66 2/3% of our outstanding voting stock is required to amend or repeal this provision.

Advance Notification of Stockholder Nominations and Proposals

Our By-Laws provide that in order for nominations of directors or other business to be properly brought before an annual meeting by our stockholders, subject to certain limited exceptions, the stockholders must give notice to us not less than 120 days nor more than 150 days prior to the anniversary of our previous annual meeting of stockholders. The notice must contain specific information regarding the nominee for director, or other business to be addressed, as well as information regarding the stockholder who is proposing the nomination.

Regulation of Insurance Company Takeovers

We own, directly or indirectly, all of the shares of stock of our insurance company subsidiaries domiciled in New Jersey, New York, and Indiana. State insurance laws require prior approval by state insurance departments of any acquisition of control of an insurance company domiciled in the state or a company that controls an insurance company domiciled in the state. For this purpose, control generally includes ownership of 10% or more of the voting securities of, or the possession of proxies representing 10% or more, of an insurance company or insurance holding company, unless the state insurance commissioner determines otherwise. As such, any purchase of 10% or more of our common stock could require approval of the insurance departments in the states mentioned above.

DESCRIPTION OF THE DEPOSITARY SHARES,
EACH REPRESENTING A 1/1,000th INTEREST IN A SHARE OF
4.60% NON-CUMULATIVE PREFERRED STOCK, SERIES B

Description of the Series B Preferred Stock

The depositary is the sole holder of the Series B preferred stock, and all references below to the holders of the Series B preferred stock shall mean the depositary. The holders of depositary shares, however, are entitled, through the depositary, to exercise the rights and preferences of the holders of the Series B preferred stock, as described below under "Description of the Depositary Shares."

The following is a description of the material terms of the Series B preferred stock. The following summary does not purport to be complete and is qualified in its entirety by reference to our Certificate of Incorporation, including the Certificate of Amendment relating to the Series B preferred stock, our By-Laws, and the deposit agreement relating to the depositary shares, each of which is an exhibit to the Form 10-K. The terms of our Series B preferred stock also may be affected by the New Jersey Business Corporation Act.

General

The Series B preferred stock ranks senior to our common stock and any other class or series of our capital stock that ranks junior to the Series B preferred stock either as to the payment of dividends (whether such dividends are cumulative or non-cumulative) or as to the distribution of assets upon any liquidation, dissolution, or winding-up of Selective (the "junior stock") and equally with each other series of our preferred stock that we have issued or may issue (except for any senior series that may be issued with the requisite consent of the holders of the Series B preferred stock), with respect to the payment of dividends and distributions of assets upon liquidation, dissolution, or winding-up of Selective. The Series B preferred stock ranks junior to all existing and future indebtedness and other non-equity claims on us. The Series B preferred stock are fully paid and nonassessable, which means that holders have paid their purchase price in full and that we may not ask them to surrender additional funds. Holders of the Series B preferred stock do not have preemptive or subscription rights to acquire more of our stock.

The Series B preferred stock is not convertible into, or exchangeable for, shares of any other class or series of stock or other securities of Selective or our subsidiaries. The Series B preferred stock has no stated maturity and is not subject to any sinking fund, retirement fund or purchase fund or other obligation of ours to redeem, repurchase, or retire the Series B preferred stock.

We may from time to time, without notice to or the consent of holders of the depositary shares and the underlying Series B preferred stock, issue additional Series B preferred stock and the related depositary shares; provided that we will only issue additional Series B preferred stock and depositary shares if they are fungible for tax purposes with the originally issued Series B preferred stock and depositary shares. The additional shares of Series B preferred stock and the related depositary shares would be deemed to form a single series with the Series B preferred stock and the related depositary shares, respectively. Each share of Series B preferred stock shall be identical in all respects to every other share of Series B preferred stock, except that shares of Series B preferred stock issued after December 9, 2020 shall accrue dividends from the date determined by our Board (or a duly authorized committee thereof).

Dividends

Dividends on the Series B preferred stock are not mandatory. Holders of Series B preferred stock are entitled to receive, when, as and if declared by our Board (or a duly authorized committee thereof), out of funds legally available for the payment of dividends, under New Jersey law, non-cumulative cash dividends at an annual rate of 4.60% on the liquidation preference per share, payable quarterly in arrears on the 15th day of March, June, September, and December of each year, commencing on March 15, 2021.

A "dividend period" is the period from, and including, a dividend payment date to, but excluding, the next dividend payment date, except that the initial dividend period commenced on, and included, the original issue date of the Series B preferred stock and ends on, but excludes, the March 15, 2021 dividend payment date.

Dividends are payable to holders of record of the Series B preferred stock as they appear on our books on the applicable record date, which shall be the 15th calendar day before that dividend payment date or such other record date fixed by our Board (or a duly authorized committee thereof) that is a business day and not more than 60 calendar days nor less than 10 calendar days prior to such dividend payment date (each, a "dividend record date").

Dividends payable on the Series B preferred stock are calculated on the basis of a 360-day year consisting of twelve 30-day months. If any dividend payment date is a day that is not a business day, then the dividend with respect to that dividend payment date will instead be paid on the immediately succeeding business day, without interest or other payment in respect of such delayed payment.

Dividends on the Series B preferred stock are not cumulative. Accordingly, if dividends are not declared on the Series B preferred stock for any dividend period, then any accrued dividends for that period shall cease to accrue and be payable. If our Board (or a duly authorized committee thereof) does not declare a dividend on the Series B preferred stock payable in respect of any dividend period, then we will have no obligation to pay a dividend for that dividend period and no interest, or sum of money in lieu of interest, will be payable in respect of any dividend not so declared, whether or not our Board (or a duly authorized committee thereof) declares a dividend on the Series B preferred stock or any other series of our preferred stock or on our common stock for any future dividend period.

So long as any Series B preferred stock remains outstanding, unless the full dividends for the latest completed dividend period on all outstanding Series B preferred stock and any other class or series of our stock that ranks equally with the Series B preferred stock in the payment of dividends (whether such dividends are cumulative or non-cumulative) and in the distribution of assets on any liquidation, dissolution, or winding-up of Selective ("parity stock") have been declared and paid (or declared and a sum sufficient for the payment thereof has been set aside):

•no dividend shall be paid or declared on our common stock or any other shares of our junior stock (other than a dividend payable solely in stock that ranks junior to the Series B preferred stock as to the payment of dividends and as to the distribution of assets on any liquidation, dissolution, or winding-up of Selective); and

•no monies may be paid or made available for a sinking fund for the redemption or retirement of junior stock, nor shall any shares of common stock or other junior stock be purchased, redeemed, or otherwise acquired for consideration by us, directly or indirectly (other than (i)(x) as a result of a reclassification or combination of such junior stock, or (y) the exchange or conversion of such junior stock, in each case, for or into other stock that ranks junior to the Series B preferred stock as to the payment of dividends and as to the distribution of assets on any liquidation, dissolution, or winding-up of Selective or (ii) through the use of the proceeds of a substantially contemporaneous sale of stock that ranks junior to the Series B preferred stock as to the payment of dividends and as to the distribution of assets on any liquidation, dissolution, or winding-up of Selective).

We do not currently have any junior stock other than the common stock, any parity stock, or any senior preferred stock outstanding.

When dividends are not paid (or declared and a sum sufficient for payment thereof set aside) in full on any dividend payment date (or, in the case of parity stock having dividend payment dates different from the dividend payment dates pertaining to the Series B preferred stock, on a dividend payment date falling within the related dividend period for the Series B preferred stock) on the Series B preferred stock or any shares of parity stock, if any dividends are declared on the Series B preferred stock and any parity stock, all dividends so declared on the Series B preferred stock and all such parity stock and payable on such dividend payment date (or, in the case of parity stock having dividend payment dates different from the dividend payment dates pertaining to the Series B preferred stock, on a dividend payment date falling within the related dividend period for the Series B preferred stock) shall be declared pro rata so that the respective amounts of such dividends shall bear the same ratio to each other as all accrued but unpaid dividends per Series B preferred stock and all parity stock payable on such dividend payment date (or, in the case of parity stock having dividend payment dates different from the dividend payment dates pertaining to the Series B preferred stock, on a dividend payment date falling within the related dividend period for the Series B preferred stock) bear to each other.

Subject to the foregoing, dividends (payable in cash, stock or otherwise) as may be determined by our Board (or a duly authorized committee thereof) may be declared and paid on our common stock and any other junior stock from time to time out of any funds legally available for such payment, and the Series B preferred stock shall not be entitled to participate in any such dividend.

Liquidation Rights

Upon any voluntary or involuntary liquidation, dissolution, or winding-up of Selective, holders of the Series B preferred stock and any parity stock are entitled to receive, out of our assets or proceeds thereof (whether capital or surplus) available for distribution to stockholders, after satisfaction of liabilities and obligations to our creditors, if any, before any distribution of such assets or payment out of our assets may be made or set aside for holders of common stock and any other junior stock, a liquidating distribution in the amount of $25,000 per share of Series B preferred stock (equivalent to $25.00 per depositary share), plus declared and unpaid dividends, without accrual of any undeclared dividends. Holders of the Series B preferred stock will not be entitled to any other amounts from us after they have received their full liquidation preference (as defined herein).

In any such distribution, if our assets are not sufficient to pay the liquidation preferences in full to all holders of the Series B preferred stock and all holders of any parity stock, the amounts paid to the holders of Series B preferred stock and to the holders of any parity stock will be paid pro rata in accordance with the respective aggregate liquidation preferences of those holders. In any such distribution, the "liquidation preference" of any holder of preferred stock means the amount payable to such holder in such distribution (assuming no limitation on our assets available for such distribution), including any declared but unpaid dividends (and any unpaid, accrued cumulative dividends in the case of any holder of stock (other than Series B preferred stock) on which dividends accrue on a cumulative basis, whether or not declared, as applicable). If the liquidation preference has been paid in full to all holders of the Series B preferred stock and all holders of parity stock, the holders of our junior stock shall be entitled to receive all remaining assets of Selective (or proceeds thereof) according to their respective rights and preferences.

For purposes of this section, our merger or consolidation with any other entity, including a merger or consolidation in which the holders of the Series B preferred stock receive cash, securities, or other property for their shares, or the sale, lease, or exchange of all or substantially all of our assets for cash, securities, or other property shall not constitute a liquidation, dissolution, or winding-up of Selective.

Optional Redemption

The Series B preferred stock is not subject to any mandatory redemption, sinking fund, retirement fund, purchase fund, or other similar provisions. We may redeem the shares of Series B preferred stock at our option:

•in whole or in part, from time to time, on or after December 15, 2025, at a redemption price equal to $25,000 per share of Series B preferred stock (equivalent to $25.00 per depositary share), plus (except as provided below) an amount equal to any declared but unpaid dividends and the portion of the quarterly dividend per share attributable to the then-current dividend period that has not been declared and paid to, but excluding, the redemption date;

•in whole but not in part, at any time prior to December 15, 2025, within 90 days after the occurrence of a "rating agency event," at a redemption price equal to $25,500 per share of Series B preferred stock (102% of the stated amount of $25,000 per share) (equivalent to $25.50 per depositary share), plus (except as provided below) an amount equal to any declared but unpaid dividends and the portion of the quarterly dividend per share attributable to the then-current dividend period that has not been declared and paid to, but excluding, the redemption date; and

•in whole but not in part, at any time prior to December 15, 2025, within 90 days after the occurrence of a "regulatory capital event," at a redemption price equal to $25,000 per share of Series B preferred stock (equivalent to $25.00 per depositary share), plus (except as provided below) an amount equal to any declared but unpaid dividends and the portion of the quarterly dividend per share attributable to the then-current dividend period that has not been declared and paid to, but excluding, the redemption date.

Any declared but unpaid dividends payable on a date of redemption that occurs subsequent to the dividend record date for a dividend period will not constitute a part of, or be paid to, the holder entitled to receive the redemption price on the date of redemption, but rather will be paid to the holder of record of the redeemed shares on the dividend record date relating to such dividend payment date.

Holders of the shares of Series B preferred stock will not have the right to require the redemption or repurchase of the Series B preferred stock.

"Rating agency event" means that any nationally recognized statistical rating organization within the meaning of Section 3(a)(62) of the Exchange Act, that then publishes a rating for us (a "rating agency") amends, clarifies or changes the criteria it uses to assign equity credit to securities such as the Series B preferred stock, which amendment, clarification, or change results in:

•the shortening of the length of time the Series B preferred stock are assigned a particular level of equity credit by that rating agency as compared to the length of time they would have been assigned that level of equity credit by that rating agency or its predecessor on the initial issuance of the Series B preferred stock; or

•the lowering of the equity credit (including up to a lesser amount) assigned to the Series B preferred stock by that rating agency as compared to the equity credit assigned by that rating agency or its predecessor on the initial issuance of the Series B preferred stock.

"Regulatory capital event" means that we become subject to capital adequacy supervision by a capital regulator and the capital adequacy guidelines that apply to us as a result of being so subject set forth criteria pursuant to which the aggregate liquidation preference of the Series B preferred stock would not qualify as capital under such capital adequacy guidelines, as we may determine at any time, in our sole discretion.

If the Series B preferred stock is to be redeemed, the notice of redemption shall be given by first class mail to the holders of record of the Series B preferred stock to be redeemed, mailed not less than 10 days, nor more than 60 days, prior to the date fixed for redemption thereof (provided that, if the Series B preferred stock is held in book-entry form through The Depository Trust Company ("DTC") we may give such notice at such time in any manner permitted by DTC). Each notice of redemption will include a statement setting forth:

•the date of redemption;

•the number of shares of Series B preferred stock to be redeemed and, if fewer than all the shares of Series B preferred stock held by such holder are to be redeemed, the number of such shares of Series B preferred stock to be redeemed from such holder;

•the redemption price; and

•if the Series B preferred stock is certificated, the place or places where holders may surrender certificates evidencing the Series B preferred stock for payment of the redemption price.

If notice of redemption of any Series B preferred stock has been duly given, and if the funds necessary for such redemption have been set aside by us for the benefit of the holders of any Series B preferred stock so called for redemption, then, from and after the date of redemption, dividends will cease to accrue on such Series B preferred stock, and such Series B preferred stock shall no longer be outstanding and all rights of the holders of such Series B preferred stock will cease and terminate, except the right to receive the amount payable on such redemption, without interest.

In case of any redemption of only part of the Series B preferred stock at the time outstanding, the Series B preferred stock to be redeemed shall be selected either pro rata or by lot (or, in the event the Series B preferred stock is in the form of global securities, in accordance with the applicable procedures of DTC in compliance with then-applicable rules of Nasdaq).

We may subject any redemption and notice of redemption to the satisfaction of one or more conditions precedent. In addition, if we subject such redemption or notice to satisfaction of one or more conditions precedent, such notice may state that the redemption date may be delayed until such time as any or all such conditions shall be satisfied (as determined in our sole discretion), or such redemption may not occur and such notice may be rescinded in the event that any or all such conditions shall not have been satisfied by the redemption date, or by the redemption date so delayed. We will provide you notice on the date fixed for redemption rescinding or extending such redemption in the event that any such condition precedent shall not have occurred, and such redemption and notice of redemption shall be rescinded and of no force or effect, or extended, as applicable.

Voting Rights

Except as provided below and with respect to certain fundamental changes in the terms of the Series B preferred stock, holders of the Series B preferred stock will have no voting rights.

Right to Elect Two Directors on Nonpayment of Dividends for Six Periods. Whenever dividends on any shares of Series B preferred stock shall have not been declared and paid for six or more dividend periods, whether or not for consecutive dividend periods (a "Nonpayment"), the holders of such shares of Series B preferred stock, voting together as a single class with holders of any and all other series of voting preferred stock (as defined below) then outstanding, will be entitled to vote for the election of a total of two additional members of our Board (the "Preferred Stock Directors"); provided that the election of any such directors shall not cause us to violate the corporate governance requirement of the Nasdaq (or any other exchange on which our securities may be listed) that listed companies must have a majority of independent directors; and provided, further, that our Board shall at no time include more than two preferred stock directors. In that event, the number of directors on our Board shall automatically increase by two, and the new directors shall be elected at a special meeting called at the request of the holders of record of at least 20% of the Series B preferred stock or of any other series of voting preferred stock (unless such request is received less than 90 days before the date fixed for the next annual or special meeting of the stockholders, in which event such election shall be held at such next annual or special meeting of stockholders), and at each subsequent annual meeting. These voting rights will continue until dividends on the shares of Series B preferred stock and any such series of voting preferred stock for at least four consecutive dividend periods (or the equivalent thereof, in the case of any other series of voting preferred stock) following the Nonpayment shall have been fully paid.

"Voting preferred stock" means any other class or series of our preferred stock ranking equally with the Series B preferred stock as to the distribution of assets upon our liquidation, dissolution, or winding-up and upon which like voting rights have been conferred and are exercisable. Whether a plurality, majority or other portion of the Series B preferred stock and any other voting preferred stock have been voted in favor of any matter shall be determined by reference to the respective stated amounts of the Series B preferred stock and voting preferred stock voted.

If and when dividends for at least four consecutive dividend periods (or the equivalent thereof, in the case of any other series of voting preferred stock) following a Nonpayment have been paid in full, the holders of the Series B preferred stock shall be divested of the foregoing voting rights (subject to revesting in the event of each subsequent Nonpayment) and, if such voting rights for all other holders of voting preferred stock have terminated, the term of office of each Preferred Stock Director so elected shall immediately terminate and the number of directors on our Board shall automatically decrease by two. In determining whether dividends have been paid for at least four consecutive dividend periods (or the equivalent thereof, in the case of any other series of voting preferred stock) following a Nonpayment, we may take account of any dividend we elect to pay for such a dividend period after the regular dividend date for that period has passed. Any Preferred Stock Director may be removed at any time without cause by the holders of record of a majority of the outstanding shares of Series B preferred stock and any other shares of voting preferred stock then outstanding (voting together as a class) when they have the voting rights described above. So long as a Nonpayment shall continue, any vacancy in the office of a Preferred Stock Director (other than prior to the initial election after a Nonpayment) may be filled by the written consent of the Preferred Stock Director remaining in office, or if none remains in office, by a vote of the holders of record of a majority of the outstanding Series B preferred stock and any other shares of voting preferred stock then outstanding (voting together as a class) when they have the voting rights described above; provided that the filling of any such vacancy shall not cause us to violate the corporate governance requirement of the Nasdaq (or any other exchange on which our securities may be listed) that listed companies must have a majority of independent directors. Any such vote to remove, or to fill a vacancy in the office of, a Preferred Stock Director may be taken only at a special meeting called at the request of the holders of record of at least 20% of the Series B preferred stock or of any other series of voting preferred stock (unless such request is received less than 90 days before the date fixed for the next annual or special meeting of the stockholders, in which event such election shall be held at such next annual or special meeting of stockholders). The Preferred Stock Directors shall each be entitled to one vote per director on any matter.

Other Voting Rights. So long as any shares of Series B preferred stock remain outstanding, the affirmative vote or consent of the holders of at least two-thirds of all outstanding shares of the Series B preferred stock, voting separately as a class, will be required to:

•authorize or increase the authorized amount of, or issue shares of any class or series of senior stock, or issue any obligation or security convertible into or evidencing the right to purchase any such shares;

•amend the provisions of our Certificate of Incorporation or by-laws so as to adversely affect the powers, preferences, privileges, or rights of the Series B preferred stock, taken as a whole; provided, however, that any increase in the amount of the authorized or issued Series B preferred stock or authorized common stock or preferred stock or the creation and issuance, or an increase in the authorized or issued amount, of other series of preferred stock ranking equally with or junior to the Series B preferred stock with respect to the distribution of assets upon our liquidation, dissolution, or winding-up, whether or not dividends payable thereon are cumulative or noncumulative, will not be deemed to adversely affect the powers, preferences, privileges, or rights of the Series B preferred stock; or

•consolidate with or merge into any other corporation, enter into a binding share exchange or reclassification involving the Series B preferred stock or convert, transfer, domesticate or continue our company into another entity or an entity organized under the laws of another jurisdiction unless, in each case, the shares of Series B preferred stock remain outstanding or the shares of Series B preferred stock outstanding at the time of such consolidation or merger or sale, or such exchange, reclassification, conversion, transfer, domestication, or continuance, are converted into or exchanged for preference securities, and such shares remain outstanding or such preference securities, as the case may be, have such rights, preferences, privileges, and voting powers, taken as a whole, as are not materially less favorable to the holders thereof than the rights, preferences, privileges, and voting powers of the Series B preferred stock, taken as a whole.

If an amendment, alteration, repeal, share exchange, reclassification, merger, or consolidation, or any conversion, transfer, domestication, or continuance described above would materially and adversely affect one or more but not all series of voting preferred stock (including the Series B preferred stock for this purpose), then only the series materially and adversely affected and entitled to vote shall vote to the exclusion of all other series of preferred stock. If all series of preferred stock are not equally affected by the proposed amendment, alteration, repeal, share exchange, reclassification, merger, or consolidation, or conversion, transfer, domestication, or continuance, described above, there shall be required a two-thirds approval of each series that will have a diminished status.

To the fullest extent permitted by law, without the consent of the holders of the Series B preferred stock, so long as such action does not adversely affect the rights, preferences, privileges, and voting powers of the Series B preferred stock, we may supplement any terms of the Series B preferred stock:

•to cure any ambiguity, or to cure, correct, or supplement any provision contained in the Certificate of Designations that may be defective or inconsistent; or

•to make any provision with respect to matters or questions arising with respect to the Series B preferred stock that is not inconsistent with the provisions of the Certificate of Amendment of our Restated Certificate of Incorporation filed with the State of New Jersey Department of Treasury and effective December 7, 2020 (the "Certificate of Amendment").

The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which the vote would otherwise be required shall be effected, all outstanding shares of the Series B preferred stock have been have been set aside by us for the benefit of the holders of the Series B preferred stock to effect the redemption unless in the case of a vote or consent required to authorize senior stock if all outstanding shares of Series B preferred stock are being redeemed with the proceeds from the sale of the stock to be authorized.

Transfer Agent and Registrar

Equiniti Trust Company is the transfer agent, registrar, and dividend disbursing agent for the Series B preferred stock.

Description of the Depositary Shares

Dividends and Other Distributions

Each dividend on a depositary share will be in an amount equal to 1/1,000th of the dividend declared on each share of Series B preferred stock.
The depositary will distribute all cash dividends and other cash distributions received in respect of the deposited Series B preferred stock to the record holders of the depositary shares in proportion to the number of the depositary shares held by each holder on the relevant record date. The depositary will distribute any property received by it other than cash to the record holders of the depositary shares entitled to those distributions in proportion to the number of depositary shares held by each such holder, unless it determines that a distribution cannot be made proportionally among those holders or that it is not feasible to make such distribution. In that event, the depositary may, with our approval, sell such property received by it and distribute the net proceeds from the sale to the holders of the depositary shares entitled to such distribution in proportion to the number of the depositary shares they hold.
Record dates for the payment of dividends and other matters relating to the depositary shares will be the same as the corresponding record dates for the Series B preferred stock. The amounts distributed to holders of the depositary shares will be reduced by any amounts required to be withheld by the depositary or by us on account of taxes or other governmental charges.
Redemption of the Depositary Shares

If we redeem the Series B preferred stock represented by the depositary shares, in whole or in part, a corresponding number of depositary shares will be redeemed from the proceeds received by the depositary resulting from the redemption of the Series B preferred stock held by the depositary. The redemption price per depositary share will be equal to 1/1,000th of the redemption price per share payable with respect to the Series B preferred stock, plus an amount equal to any dividends thereon that, pursuant to the provisions of the Certificate of Amendment, are payable upon redemption. Whenever we redeem shares of the Series B preferred stock held by the depositary, the depositary will redeem, as of the same date of redemption, the number of the depositary shares representing shares of the Series B preferred stock so redeemed.
In case of any redemption of less than all of the outstanding depositary shares, the depositary shares to be redeemed will be selected by the depositary either pro rata or by lot (or, in the event the depositary shares are in the form of global depositary receipts, in accordance with the applicable procedures of DTC in compliance with then-applicable rules of Nasdaq). In any such case, the depositary will redeem the depositary shares only in increments of 1,000 depositary shares and any integral multiple thereof.
The depositary will mail (or otherwise transmit by an authorized method) notice of redemption to holders of the depositary shares not less than 15 calendar days, nor more than 60 calendar days, prior to the date fixed for redemption of the Series B preferred stock and the depositary shares.
Voting of the Depositary Shares

When the depositary receives notice of any meeting at which the holders of the Series B preferred stock are entitled to vote, the depositary will mail (or otherwise transmit by an authorized method) the information contained in the notice to the record holders of the depositary shares. Each record holder of depositary shares on the record date, which will be the same date as the record date for the Series B preferred stock, may instruct the depositary to vote the amount of the Series B preferred stock represented by the holder's depositary shares. Although each depositary share is entitled to 1/1,000th of a vote, the depositary can only vote whole shares of Series B preferred stock. To the extent possible, the depositary will vote the amount of the Series B preferred stock represented by the depositary shares in accordance with the instructions it receives. We will agree to take all reasonable actions that the depositary determines are necessary to enable the depositary to vote as instructed. If the depositary does not receive specific instructions from the holders of any depositary shares, it will not vote the amount of the Series B preferred stock represented by such depositary shares.
Listing

The depositary shares are listed on Nasdaq under the symbol "SIGIP."

Depositary

Equiniti Trust Company is the depositary for the depositary shares as of the original issue date. We may terminate this appointment and may appoint a successor depositary at any time and from time to time; provided that we will use our best efforts to ensure that there is, at all relevant times when the Series B preferred stock is outstanding, a person or entity appointed and serving as the depositary.
Book-Entry; Delivery and Form

The depositary shares are represented by one or more fully registered global depositary receipts deposited with, or on behalf of, DTC and registered in the name of DTC or a nominee thereof. Unless and until it is exchanged in whole or in part for depositary shares in definitive form, no Global Registered Receipt may be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC or by DTC or any such nominee to a successor of DTC or a nominee of such successor.